Exhibit 6.14

Terra Tech Corp.

2040 Main Street, Suite 225

Irvine, CA 92614

August 3, 2020

Picksy Reno LLC

1901 Camino Carlos Rey

North Las Vegas, NV 89031

Attn: Manager

Ladies and Gentlemen:

Reference is made to that certain Asset Purchase Agreement (the “Agreement”), dated on or about August 19, 2019, between MediFarm I LLC (the “Seller”) and Picksy Reno LLC (the “Purchaser”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement.

Since the Parties executed the Agreement, unanticipated events have occurred delaying the Closing of the transaction as follows:

1.	Pursuant to the Agreement, Closing was/is to occur “on the third business day after the satisfaction or waiver of all of the closing conditions” (See Section 2.1 of the Agreement);

2.	Pursuant to the Agreement, one of the conditions precedent to Closing was/is Seller’s delivery of evidence of receipt of required consents from third parties including Nevada Governmental Authorities (See Section 2.3(a) of the Agreement);

3.	While Seller has submitted the Agreement to Nevada Governmental Authorities for approval/consent, Nevada Governmental Authorities issued a temporary moratorium on considering approval of all license transfers including those subject to the Agreement; As of July 2020 the Cannabis Compliance Board (CCB) took over administration of the cannabis industry from the Department of Taxation Marijuana Division; The CCB lifted the moratorium and has advised that the review of transfer of interest requests would resume beginning at the end of August 2020.

4.	Terra Tech, in its sole discretion, may elect, in part or in total, to substitute the purchase price indicated in section 2.2 (a) and or the note indicated in section 2.2 (b), with shares of Mystic Holdings, Inc. at a strike price TBD by agreement of the parties at the time of the closing of this transaction.

In order to accommodate the financial and business needs and desires of both Parties to the Agreement, the Parties wish to modify the Agreement as follows:

1.	Section 2.6(d) is hereby amended as follows:

“the Purchaser may terminate this Agreement by giving written notice to the Seller if the Closing shall not have occurred by reason of the Nevada Governmental Authorities denying the transfer of the applicable Permits (unless the denial results primarily from a breach by the Purchaser of any representation, warranty or covenant contained in this Agreement);”

Section 2.6(e) is hereby amended as follows:

“the Seller may terminate this Agreement by giving written notice to the Purchaser if the Closing shall not have occurred by reason of the Nevada Governmental Authorities denying the transfer of the applicable Permits (unless the denial results primarily from a breach by the Seller of any representation, warranty or covenant contained in this Agreement); or”

2.	Except as set forth herein, the Agreement is ratified and confirmed in all respects and shall not be amended or otherwise modified. All other terms and conditions of the Agreement not in conflict with the terms of this Letter Agreement shall remain in full force and effect. In the event there is a conflict between the terms of the Agreement and the terms of this Letter Agreement, the terms provided in this Letter Agreement shall control. For the avoidance of doubt, the Parties agree that no late fees, penalty interest, liquidated damages or any other amounts shall be due as a result of this Letter Agreement;

3.	This Letter Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Nevada and not by choice of law principles or the laws of any other state;

4.	The Agreement, as amended by this Letter Agreement, embodies the entire agreement and understanding of the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings between the Parties; and

5.	This Letter Agreement (or the signature pages hereof) may be executed in any number of counterparts; all such counterparts shall be deemed to constitute one and the same instrument; and each of said counterparts shall be deemed an original hereof.

[Signature pages to follow]

Kindly confirm your agreement with the above by signing in the space indicated below and by PDFing a partially executed copy of this letter to the undersigned, and which may be executed in identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement.

Very truly yours,

MediFarm I LLC

	By:	/s/ Derek Peterson
	Name:	Derek Peterson
Consented and agreed to:	Title:	Manager

Picksy Reno LLC

By:	/s/ Stacie Jackson
Name:	Stacie Jackson
Title:	Manager